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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No.______________)*

                           Texas Vanguard Oil Company
                           --------------------------
                                (name of issuer)

                                  Common Stock
                          -----------------------------
                         (title of class of securities)

                                    882853203
                                    ---------
                                 (CUSIP number)

                              I. Wistar Morris, III
                       c/o The Pennsylvania Trust Company
                     Five Radnor Corporate Center, Suite 450
                           Radnor, Pennsylvania 19087
                                  610-975-5193
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 25, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 882853203                                            Page 2 of 4 Pages
--------------------------------------------------------------------------------

    1    Name of Reporting Persons                         I. Wistar Morris, III
         S.S. or IRS Identification No. of above person    SS# ###-##-####
--------------------------------------------------------------------------------
    2    Check the Appropriate Box If a Member of a Group*
         (a)
         (b)      N/A
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds*         PF
--------------------------------------------------------------------------------
    5    Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(D) or 2(E)
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                Pennsylvania, U.S.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                       46,367
   SHARES      |     |
BENEFICIALLY   |     |                                           None
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                  46,367
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                39,729
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          86,096
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares*
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
          6.075%
------------------------------------------------------------------------------
   14     Type of Reporting Person*
          IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 3 of 4 pages

                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                           TEXAS VANGUARD OIL COMPANY


ITEM 1.  SECURITY AND ISSUER
         -------------------

         This statement relates to the common stock of Texas Vanguard Oil Company, (The "Company"). The Company's principal offices are located at 9811 Anderson Mill Road, Suite 202, Austin, Texas 78750.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o The Pennsylvania Trust Company, Five Radnor Corporate Center, Suite 450, Radnor, Pennsylvania 19087. He is employed as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer, as well as a Senior Investment Consultant with The Pennsylvania Trust Company.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         This schedule 13D covers 86,096 shares beneficially owned by Morris individually and through his immediate family. Of the 86,096 shares beneficially owned by Morris individually and through his immediate family, 22,990 shares are held in nominee's name for his benefit:
         23,377 shares are held in his name: and 39,729 shares are held in nominee's name for the benefit of his wife. The stock beneficially owned by Morris individually and through his immediate family was purchased with personal funds beginning in 1997, with the last purchase being made on November 16, 2000.

                                                           Page 4 of 4 pages

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Morris individually and through his immediate family beneficially owns 86,096 shares of common stock of the Company, which based on the Company's 10-Q report for the quarter ended September 30, 2000, represents approximately 6.075% of the outstanding stock as of September 30, 2000 10-Q report.

         Morris has the sole voting power and the sole dispositive power over 46,367 shares held for his benefit in nominee name and shares registered in his name. He has no voting power but he has shared dispositive power with respect to the 39,729 shares held by his wife, in nominee name for her benefit.

         See Rider 1.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------------------
         None.


ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS.
         ---------------------------------
         None.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  November 17, 2000


-----------------------------------
I.Wistar Morris, III